Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended March 31, 2020

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2020	Year ended March 31, 2020	Quarter ended March 31, 2019
Total income from operations (net)	158,498	614,545	151,925
Net Profit / (Loss) before tax, exceptional and extraordinary items	29,656	122,512	32,001
Net Profit / (Loss) before tax but after exceptional and extraordinary items	29,656	122,512	32,001
Net Profit / (Loss) after tax, exceptional and extraordinary items	23,451	97,713	24,937
Total Comprehensive Income after tax	25,175	102,326	25,945
Equity Share Capital	11,427	11,427	12,068
Reserves excluding Revaluation Reserve	546,031	546,031	556,048
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	4.09	16.67	4.13
Diluted:	4.07	16.62	4.12

The audited interim consolidated financial results of the Company for the three months and year ended March 31, 2020, have been approved by the Board of Directors of the Company at its meeting held on April 15, 2020. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

These financial statements, are prepared in accordance with Ind AS.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended March 31, 2020	Year ended March 31, 2020	Quarter ended March 31, 2019
Total income from operations (net)	157,505	611,376	151,609
Net Profit / (Loss) before tax, exceptional and extraordinary items	29,658	122,519	32,003
Net Profit / (Loss) before tax but after exceptional and extraordinary items	29,658	122,519	32,003
Net Profit / (Loss) after tax, exceptional and extraordinary items	23,452	97,718	24,939
Total Comprehensive Income after tax	24,944	101,975	25,979
Equity Share Capital	11,427	11,427	12,068
Reserves excluding Revaluation Reserve	541,790	541,790	552,158
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	4.09	16.67	4.13
Diluted:	4.08	16.63	4.12

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

The audited interim consolidated financial results (under Ind AS) of the Company for the three months and year ended March 31, 2020, have been approved by the Board of Directors of the Company at its meeting held on April 15, 2020. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended March 31, 2020	Year ended March 31, 2020	Quarter ended March 31, 2019
Total income from operations (net)	131,272	504,070	123,958
Net Profit / (Loss) before tax, exceptional and extraordinary items	27,627	110,077	21,828
Net Profit / (Loss) before tax but after exceptional and extraordinary items	27,627	110,077	21,828
Net Profit / (Loss) after tax, exceptional and extraordinary items	21,583	86,807	15,660
Total Comprehensive Income after tax	18,865	82,523	17,286
Equity Share Capital	11,427	11,427	12,068
Reserves excluding Revaluation Reserve	453,110	453,110	481,852
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	3.79	14.88	2.61
Diluted:	3.77	14.84	2.60

The audited interim financial results of the Company for the three months and year ended March 31, 2020, have been approved by the Board of Directors of the Company at its meeting held on April 15, 2020. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company’s website (URL: www.wipro.com).

By Order of the Board,
For Wipro Ltd.

Place: Bengaluru	Rishad A Premji
Date: April 15, 2020	Chairman

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054